Form 425
Filed by Bronco Drilling Company, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Allis-Chalmers Energy, Inc.
Commission File No.: 001-02199
Glass Lewis Recommends Bronco Stockholders Approve Merger with Allis Chalmers
OKLAHOMA CITY, August 1, 2008 (BUSINESS WIRE)—Bronco Drilling Company, Inc., (Nasdaq/GM:BRNC) (“Bronco” or the “Company”), announced today that Glass Lewis & Co., a leading proxy advisory firm, has recommended that Bronco stockholders vote FOR the merger with Allis-Chalmers Energy Inc. (NYSE: ALY) (“Allis-Chalmers”) at Bronco’s Special Meeting of Stockholders scheduled for August 14, 2008. In making its recommendation, Glass Lewis stated, among other things, the following1:
“The merger is expected to create a diversified international oilfield service provider, as well as generate substantial synergies. In addition, our contribution analysis suggests that the financial terms of the agreement are fair for the Company and its shareholders.”
The report concluded, “...we believe the proposed transaction is in the best interests of shareholders.”
The Board of Directors of Bronco unanimously recommends that stockholders vote “FOR” the adoption of the Agreement and Plan of Merger.
Stockholders who have questions about the proposed merger or need assistance in submitting their proxy or voting of shares should contact Bronco’s proxy solicitor—Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038, or by calling 212-440-9800 (for banks, brokers and other nominees) or toll-free 1-877-668-1647 (for Bronco stockholders).
About Bronco
Bronco Drilling Company, Inc. is a publicly held company headquartered in Edmond, Oklahoma, and is a provider of contract land drilling and workover services to oil and natural gas exploration and production companies. Bronco’s common stock is quoted on The NASDAQ Global Market under the symbol “BRNC”. For more information about Bronco, visit http://www.broncodrill.com.
Important Information
In connection with the proposed merger, Allis-Chalmers and Bronco have filed a joint proxy statement/prospectus and both companies have filed and will file other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and the other documents free of charge at the website maintained by the SEC at www.sec.gov.
The documents filed with the SEC by Allis-Chalmers may be obtained free of charge from Allis-Chalmers’ website at www.alchenergy.com or by calling Allis-Chalmers’ Investor Relations department at (713) 369-0550. The documents filed with the SEC by Bronco may be obtained free of charge from Bronco’s website at www.broncodrill.com or by calling Bronco’s Investor Relations department at (405) 242-4444. Investors and security holders are urged to read the joint proxy statement/prospectus, as it may be amended or supplemented from time to time, and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

Allis-Chalmers, Bronco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Allis-Chalmers and Bronco in connection with the merger. Information regarding such persons and a description of their interests in the merger are contained in the joint proxy statement/prospectus filed with the SEC, as it may be amended or supplemented from time to time. Information about the directors and executive officers of Allis-Chalmers and their ownership of Allis-Chalmers common stock is set forth in its amended annual report on Form 10-K/A filed with the SEC on April 29, 2008, as further amended, and in subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Bronco and their ownership of Bronco common stock is set forth in its amended annual report on Form 10-K/A filed with the SEC on April 29, 2008 and in subsequent statements of changes in beneficial ownership on file with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the merger, as it may be amended or supplemented from time to time.
THIS PRESS RELEASE IS NOT AN OFFER TO SELL THE SECURITIES OF ALLIS-CHALMERS AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.
1Permission to use quotes neither sought nor received.

Contact:	Bob Jarvis Investor Relations Bronco Drilling Company (405) 242-4444 EXT: 102 bjarvis@broncodrill.com

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